

December 3, 2010

Mr. Philip Yee
Chief Financial Officer
Canarc Resource Corp.
Suite #301-700 West Pender Street
Vancouver, British Columbia
Canada V6C 1G8

> **Re:** **Canarc Resource Corp.**
> **Form 20-F/A for the Fiscal Year Ended December 31, 2009**
> **Filed November 29, 2010**
> **Response Letter Dated November 23, 2010**
> **File No. 0-18860**

Dear Mr. Yee:

We have reviewed your response letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 20-F/A for the Fiscal Year Ended December 31, 2009

General

1. Please file a second amendment to your Form 20-F to include updated certifications by your principal executive officer and principal financial officer to comply with Rule 12b-15 of Regulation 12B. In addition to updating your Sarbanes-Oxley Act of 2002 Section 906 certifications, you will need to include your Section 302 certifications as required by Instruction 12 to Item 19 of Form 20-F. Additionally, include an explanatory note in the forepart of your amendment summarizing the reasons for the amendment, the revisions you have made and directing readers to sections of the filing where further details are provided.

Mr. Yee
Canarc Resource Corp.
December 3, 2010
Page 2

Closing Comments

      You may contact Joanna Lam at (202) 551-3476 or Lily Dang at (202) 551-3867 if you have questions regarding comments on the financial statements and related matters.   You may contact John Coleman, Mining Engineer, at (202) 551- 3610 with questions about engineering comments. Please contact me at (202) 551- 3686 with any other questions.

        Sincerely,

        Karl Hiller
        Brach Chief